News for Immediate Release

Electrovaya Receives US$14 Million Battery Order from Existing Fortune 500

Customer

First follow-on order from major customer with additional orders anticipated

Toronto, Ontario - March 6th, 2023 - Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF), a leading lithium-ion battery technology and manufacturing company, today announced the receipt of a battery purchase order through its OEM sales channel valued at approximately US$14 million. The batteries will be used by a leading Fortune 500 company in the United States.

"We are delighted to announce a significant order with this existing customer, building on an initial order they made in 2022," said Dr. Jeremy Dang, Vice President of Business Development at Electrovaya. "We believe the customer selected Electrovaya's technology due to its superior performance with respect to safety and cycle life, combined with positive results from our initial battery deployments."

"We believe that this order represents a positive trend in which large corporations initially trial smaller deployments of our batteries, and then follow on with more substantial orders after a successful demonstration of the technology benefits," added Dr. Raj DasGupta, CEO of Electrovaya. "Electrovaya continues to make progress in expanding business with our existing customer base, while seeding large new corporate customers."

Deliveries on this order will be made over the next 12 months. The Company anticipates additional orders from this customer for later delivery and alternative equipment.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power.. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective", "seed" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and anticipated future orders and anticipated delivery dates and orders placed with alternative equipment and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and the anticipation of the Company delivering batteries will be made in the next 12 months on the present purchase order are all based on assumptions by the company and its end users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.